Exhibit 99.154

The Valens Company Inc.

$40 Million Bought Deal Treasury Offering of Units
May 25, 2021

A prospectus supplement containing important information relating to the securities described in this document will be filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Issuer:	The Valens Company Inc. (the “Company”).

Issue Size:	12,122,000 units (the “Units”) of the Company for aggregate gross proceeds of $40,002,600 (which amount does not include the exercise of the Over-Allotment Option).

Issue Price:	$3.30 per Unit.

Units:	Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of 36 months following the Closing Date (as hereinafter defined) at an exercise price of $4.15 per Warrant Share, subject to adjustment in certain events. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $8.25, the Company may, within 10 business days of the occurrence of such event, deliver a notice (including a press release) to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

Over- Allotment Option:	The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following the Closing Date, to purchase at the Issue Price up to such number of additional Units, Common Shares and Warrants as is equal to 15% of the Issue Size. The Underwriters can elect to exercise the Over-Allotment Option for Units only, Common Shares only or Warrants only, or any combination thereof.

Offering Basis:	Bought deal by way of prospectus supplement to be filed in each of the provinces of Canada, except Quebec, and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed to by the Company and Stifel GMP (on behalf of the Underwriters), each acting reasonably, provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The Units may also be offered and sold in the United States only to a limited number of Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an available exemption from the registration requirements of the 1933 Act and similar exemptions under applicable state securities laws. Any Units offered and sold in the United States shall be issued as “restricted securities” (as defined in Rule 144(a)(3) under the 1933 Act).

Listing:	The Company shall obtain the necessary approvals to list the Common Shares comprising the Units and the Warrant Shares issuable upon the exercise of the Warrants on the Toronto Stock Exchange on the Closing Date. Listing will be subject to the Company fulfilling all of the listing requirements of the Toronto Stock Exchange.

Eligibility:	The Units will be eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs, and DPSPs, subject to customary qualifications.

Use of Proceeds:	The Company intends to use the net proceeds to continue to pursue strategic growth initiatives in North America, provide funding for opportunistic acquisitions and for general corporate purposes.

Commission:	The Company shall pay to the Underwriters a cash commission (the “Commission”) equal to 6.0% of the gross proceeds from the sale of the Units (and any additional Units, Common Shares or Warrants purchased in connection with the exercise of the Over-Allotment Option). Notwithstanding the foregoing, president’s list investors (comprised of up to $10 million of Units) shall be at a Commission of 2.0%.

Closing Date:	On June 1, 2021 (the “Closing Date”) or such other date as the Underwriters and the Company may agree.

Underwriters:	Stifel GMP as lead underwriter and sole bookrunner, with a syndicate of underwriters to be determined by the Company in consultation with Stifel GMP.